John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

December 22, 2011

VIA EDGAR CORRESPONDENCE

Stephanie Hunsaker

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                           Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 5, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 5, 2011

File No. 001-09924

Dear Ms. Hunsaker:

Enhancement of Citigroup Inc.’s (“Citi”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings.  This letter sets forth the response of Citigroup to the comment of the Staff contained in the Staff’s letter dated December 12, 2011. For your convenience, the text of the Staff’s comment is set forth in bold below, followed by our response.

We also note for the Staff that Citi currently anticipates filing its 2011 Annual Report on Form 10-K (“2011 Form 10-K”) on Friday, February 24, 2012.  Disclosure Committee and Audit

Committee meetings will be held during the weeks of February 13 and February 20, 2012, respectively.  As such, we would greatly appreciate any remaining comments on our 2011 SEC filings prior to such time so that we may reflect such comments in our 2011 Form 10-K.

General

1.              We have become aware through various news reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), Commercial Paper Funding Facility (CPFF), Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF).  We note from your disclosures during these periods that you appear to disclose the participation in certain programs, including the TLGP and CPFF programs, along with the amounts of borrowing outstanding as of the balance sheet dates for these programs, but you do not appear to have provided any discussion about certain other programs that were in existence at this time, such as the TAF, PDCF and TSLF.  To the extent that you had borrowings under these programs during those periods, please tell us how you concluded that quantitative and qualitative disclosure about your participation in these programs was not required.  Additionally, please provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. Effects of Federal Financial Assistance Upon Operations.

The Staff’s comment addresses disclosure regarding Citi’s participation in various Federal Reserve Board (“FRB”)-sponsored programs arising more than three years ago.  Citi believed then, and continues to believe, that its disclosure regarding these matters was complete and appropriate.  Citi’s disclosure regarding its participation in these programs was based on the clearly applicable principles of materiality under Item 303 of Regulation S-K and, specifically, materiality with respect to Citi’s financial condition and liquidity position during the time periods at issue.  Based on these principles, Citi provided quantitative and qualitative disclosure, as appropriate, regarding its participation in the Commercial Paper Funding Facility (“CPFF”) (as the Staff notes), the Primary Dealer Credit Facility (“PDCF”) and the Terms Securities Lending Facility (“TSLF”), as well as an FRB-sponsored program not referenced by the Staff, the Term Asset-Back Securities Loan Facility (“TALF”).  For purposes of this response, we will focus on the PDCF, TSLF, TALF and the Term Auction Facility (“TAF”).

It is important to note that these programs were created by the FRB in response to general market-wide short-term funding and liquidity concerns at such time, they were generally available to all financial institutions and they were highly publicized, including via the FRB’s website.  While the names of the financial institutions participating in the various FRB programs were not disclosed by the FRB during the time periods at issue, due to central bank policies, we note for the Staff that Citi’s participation in these programs (as well as the participation by numerous other financial institutions) was in fact made public over a year ago, in December 2010, at which point there was a prior round of news articles relating to this topic.

PDCF

The PDCF was established by the FRB in March 2008 to “improve the ability of primary dealers to provide financing to participants in securities markets, and to promote the orderly functioning of financial markets more generally.”

Citi disclosed its participation in the PDCF as early as November 2008.  Specifically, pursuant to a press release dated November 24, 2008, which was filed as Exhibit 99.1 to Citi’s Current Report on Form 8-K, filed on November 26, 2008, we noted:  “In addition to its extensive access to existing liquidity sources, Citi has been provided expanded access to both the Federal Reserve’s Primary Dealer Credit Facility and the discount window, resulting in strong additional liquidity resources should they be needed. Citi also has access to the yet-unused Federal Reserve’s Commercial Paper Funding Facility and intends to issue debt under the FDIC’s Temporary Liquidity Guarantee Program.” [emphasis added]

Although the Staff’s letter states that Citi does not appear to have provided any disclosure regarding the PDCF, in fact in its 2008 Annual Report on Form 10-K (“2008 Form 10-K”), on page 98, Citi included the following disclosure:  “In March 2008, the Federal Reserve Board authorized the Federal Reserve Bank of New York to establish the Primary Dealer Credit Facility to provide overnight financing to primary dealers in exchange for a broad range of collateral. Citigroup utilizes this program to supplement its secured financing capabilities. On December 31, 2008, Citigroup had funded $13.8 billion on a secured basis under this program.”

Each of Citi’s First and Second Quarter of 2009 Form 10-Qs included a cross-reference back to the 2008 Form 10-K disclosures.  Additional quantitative disclosure was not provided in such Form 10-Qs as Citi’s usage under the PDCF decreased during the first few months of 2009 until Citi withdrew from the PDCF entirely in May 2009.

TSLF

The FRB established the TSLF in March 2008 as a means of addressing the pressures faced by primary dealers in their access to term funding and collateral.  Because primary dealers often obtain funding by pledging securities as collateral, when the markets for the collateral became illiquid during the crisis, dealers had increased difficulty obtaining funding and, thus, were less able to support the broader markets.  According to the FRB, the TSLF was designed to support the liquidity of primary dealers and, thus, “fostered improved conditions in financial markets more generally.”

Although the Staff’s letter also states that Citi does not appear to have provided any disclosure regarding the TSLF, in fact Citi also discussed its participation in the TSLF in its 2008 Form 10-K, on page 98:  “In March 2008, the Federal Reserve Board expanded its securities lending program to promote liquidity in the financing markets for Treasury securities and other collateral and thus foster the functioning of financial markets more generally. Under the…TSLF, the Federal Reserve lends up to $200 billion of Treasury securities to primary dealers secured for a term of 28 days by a pledge of other securities, including federal agency debt, federal agency residential-mortgage-backed securities (MBS) and non-agency AAA/Aaa-rated private-label residential MBS. The securities are made available through a weekly auction process. Citigroup uses the TSLF to facilitate secured funding transactions for its inventory as well as that of its customers.”

Citi did not provide quantitative disclosure regarding its use of the TSLF because the program involved a pledge of securities in exchange for a borrowing of other securities and, in the case of Citi, the availability of the TSLF was not material for its own inventory or for its liquidity position.  In particular, the amount of financing of non-Class A (non-government, non-agency) securities for both Citi’s own and customer inventory pledged under the TSLF was typically approximately 0.5% of Citi’s total liabilities.  Moreover, similar to the PDCF above, each of Citi’s First and Second Quarter of 2009 Form 10-Qs included a cross-reference back to the 2008 Form 10-K disclosures.  Citi largely ceased using the TSLF (for both its own inventory and for customers) in May 2009.

TALF

While not identified by the Staff in its letter, another FRB-sponsored program in which Citi participated, and for which Citi provided disclosure (again, based on general materiality principles), was the TALF.  According to the FRB, the TALF was “designed to increase credit availability and support economic activity by facilitating renewed issuance of consumer and business ABS at more normal interest rate spreads.”

Citi first discussed the TALF on page 98 of its 2008 10-K:  “In November 2008, the Federal Reserve Board announced the creation of the…TALF, a facility designed to support the issuance of asset-backed securities…collateralized by student loans, auto loans, credit card loans and loans guaranteed by the Small Business Administration. An expansion of this program, announced in February 2009, could broaden the eligible collateral to encompass other types of newly issued AAA-rated asset-backed securities, such as commercial mortgage-backed securities, private-label residential mortgage-backed securities and other asset-backed securities. Details of this program, including its commencement date, have not yet been announced.  The TALF is currently scheduled to expire on December 31, 2009.”

Citi’s initial participation in the TALF was disclosed in its First Quarter 2009 Form 10-Q on page 104:  “During the first quarter of 2009, the credit card securitization trusts increased their participation in certain government programs aimed at financing the purchase of asset-backed securities. . . . [D]uring the first quarter of 2009, the Citibank Master Credit Card Trust…issued a $3 billion term note through the…TALF, which was a new program launched by the government in March 2009.”  Citi included similar disclosure in its Second Quarter 2009 Form 10-Q (pages 121 and 122), Third Quarter 2009 Form 10-Q (pages 135 and 136) and Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (“2009 Form 10-K”) (page 202).  Citi’s last issuance under the TALF was in December 2009.

TAF

Like the other programs discussed above, the FRB established the TAF in December 2007 in response to pressure in the short-term funding markets, specifically the “stigma” associated with banks’ accessing the FRB discount window.  The FRB’s December 12, 2007 press release announcing, in part, the establishment of the TAF noted that the TAF would be available to “[a]ll depository institutions that are judged to be in generally sound financial condition by their local Reserve Bank and that are eligible to borrow under the primary credit discount window program.”  Citibank, N.A., Citi’s depository institution, was Citi’s primary participant in this program.  Citibank, along with over 400 other depository institutions, participated in the TAF, with Citibank’s participation beginning in December 2007 and ending in early July 2009.  Citibank was not an outsize user of the TAF over the life of the program.  Furthermore, Citibank’s participation in the TAF was not material to Citi’s liquidity position during 2008 and 2009.  In particular, maximum borrowing under the TAF constituted approximately 1.5% of Citi’s total liabilities.  As a result, disclosure related to Citibank’s participation in the TAF was not required in Citigroup’s SEC periodic filings during 2008 and 2009.

2009

During the course of 2009, the short-term funding and liquidity issues faced by the markets and financial institutions eased, and Citi’s Third Quarter 2009 Form 10-Q included the following disclosure on p. 81:  “As a result of continued deleveraging, deposit growth, term securitization under government and non-government programs, and the issuance of long-term debt under government guarantees and non-guaranteed debt, over the last several quarters, Citigroup has substantially increased its cash balances and reduced its short-term borrowings. In addition, as of September 30, 2009, Citigroup had largely eliminated utilization of short-term government funding programs.”  Citi further disclosed on page 48 of its 2009 Form 10-K that “as of the end of 2009, Citigroup had substantially eliminated utilization of short-term government funding programs.”

Financial Reporting Policies Section 501.06.c.

Citi’s participation in the FRB-sponsored programs discussed above did not constitute a form of “federal financial assistance” as discussed in Financial Reporting Policies Section 501.06.c.  While the title of Section 501.06.c. may refer to “Federal Financial Assistance,” the plain language of this section in fact explicitly refers only to situations when financial institutions, such as thrifts and banks, receive “financial assistance in connection with federally assisted acquisitions or restructurings,” where such assistance is “intended to make the surviving financial institution a viable entity.”  Section 501.06.c. further references EITF Abstracts, Issue No. 88-19, for a discussion of the “accounting treatment and financial statement disclosure of federal assistance associated with regulatory-assisted acquisitions of banking and thrift institutions.”  Section 501.06.c. goes on to state that the “MD&A should provide disclosure of the nature, amounts, and effects of such assistance” if the federal financial assistance has materially affected, or is reasonably likely to have a material future effect upon, the institution’s financial condition or results of operations.

As the Staff is aware, this disclosure standard is the same as set forth under Item 303 of Regulation S-K with respect to MD&A disclosures and is exactly the type of analysis performed by Citi with respect to its disclosure of the various FRB programs during 2008 and 2009.  In addition, Section 501.06.c. only provides interpretive guidance regarding the principles in the context of a narrow set of transactions:  assistance in connection with federally assisted acquisitions or restructurings designed to make the financial institution a viable entity.

The various programs referred to by the Staff in its letter and discussed above were not provided, and were not used by Citi, in connection with “federally assisted acquisitions or restructurings.”  As noted by FRB Chairman Ben Bernanke in a letter to House of Representatives’ members Spencer Bachus and Barney Frank, dated December 6, 2011, a copy of which is publicly available at http://www.federalreserve.gov/generalinfo/foia/emergency-lending-financial-crisis-20111206.pdf, the FRB-sponsored programs were created during the financial crisis to help avoid a panic where otherwise solvent financial institutions could be forced to sell valuable assets at deep discounts to meet the demands of depositors and other sources of funding.  As Chairman Bernanke’s letter and accompanying materials note, the programs were designed to “stem the panic” by giving financial institutions a source of financing that permitted them to refrain from selling these assets and deal with the temporary market liquidity issues, not because they were “fundamentally insolvent” (indeed, as noted in the TAF discussion above, participation in TAF was only available to financial institutions that were “judged to be in generally sound financial condition by their local Reserve Bank”).  The acquisition/restructuring “financial assistance” scenario contemplated by Financial Reporting Policies Section 501.06.c. simply does not apply to the FRB-sponsored programs that were created during the financial crisis to offer temporary liquidity assistance to financial institutions such as Citi.

Rather, Citi consistently and correctly followed the general materiality principles embodied in the MD&A disclosure requirements.  To the extent the FRB-sponsored programs described above, or other types of federal assistance such as TARP, TLGP or Citi’s loss-sharing agreement with various U.S. government entities, were material to Citi’s financial condition, including its funding and liquidity position, during 2008 and 2009, Citi appropriately disclosed this assistance, in significant detail, under these applicable general disclosure principles.

Some in the media seem to have made an incorrect reference to obscure and complicated accounting interpretations (which do not even appear to be referenced on the SEC’s website as a key reference document) in an effort to call into question the disclosures of financial institutions, including Citi’s, three years ago.  However, Section 501.06.c. by its terms does not apply.  More importantly, Citi’s disclosures regarding the FRB-sponsored programs and other federal assistance were appropriately considered under, and based on, the general MD&A standard as to whether such programs or assistance materially affected, or were reasonably likely to materially affect, its financial condition, including its funding and liquidity.  Under this standard, Citi’s disclosures were complete and appropriate.

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer